UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 000-53508

HELIX BIOPHARMA CORP.
(Translation of registrant’s name into English)

305 INDUSTRIAL PARKWAY SOUTH, #3, AURORA, ONTARIO, CANADA  L4G 6X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X                           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____.

EXPLANATORY NOTE

Attached are the following exhibits:

99.1	Material Change Report, dated August 13, 2010

99.2	Amended and Restated Financial and Investor Relations Agreement, dated June 28, 2010

99.3	Form of Subscription Agreement and Form of Escrow Agreement

99.4	Form of 2010 Warrant Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HELIX BIOPHARMA CORP.
(Registrant)

Date:   August 17, 2010

By: /s/ Photios (Frank) Michalargias
Photios (Frank) Michalargias
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Material Change Report, dated August 13, 2010

99.2	Amended and Restated Financial and Investor Relations Agreement, dated June 28, 2010

99.3	Form of Subscription Agreement and Form of Escrow Agreement

99.4	Form of 2010 Warrant Certificate